Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Big possibilities in the Gulf of Mexico

StatoilHydro will become one of the largest license holders in the Gulf of Mexico. With an estimated double the amount of undiscovered reserves compared to the Norwegian continental shelf, the Gulf holds great potential.

“When we opened Statoil’s offices here two years ago we only had a staff of three persons. Now there are 70 of us and with Hydro’s people we’ll number around 200. We can look forward to a hectic and exciting time ahead,” says Øivind Reinertsen, head of the Houston offices.

Reinertsen admires the horizon of skyscrapers from his large corner office on the eighth floor of an office block on Citywest Blvd in Houston. It’s from here Reinertsen will run StatoilHydro’s operations in the USA, Canada and Mexico. Negotiations are already underway to expand the company’s three floors with 250 office spaces to five floors to accommodate the new StatoilHydro after the planned merger.

Statoil’s strategy was clear from the start; firstly to gain experience from involvement in a number of projects in the Gulf, then to make important acquisitions in potential core areas (oil/gas production with a potential of more than 100.000 barrels/day). The third phase is to acquire new licenses through the so-called “license-sale” system enabling the company to position itself as operator for a number of fields simultaneously. Currently Statoil is operator for a number of exploration licenses.

The breakthrough for Statoil came from the acquisition of the EnCana portfolio for USD 2 billion in 2005. Then the autumn of 2006 saw two new share acquisitions totaling USD 1.6 billion in deep-water discoveries and exploration projects. The result being that the company has developed a strong deep-water position in the Gulf of Mexico. And there’s more to come. With 60-70 percent of the Gulf’s deep-water licenses up for grabs in 2007/08 the first of the company’s license applications will be submitted in August.

What can StatoilHydro contribute to in the Gulf?
“Our sub-sea experience is of great value here. Experience in complicated subsea systems, and our skills in increasing production, water-injection and processing all contribute to our strong position. We bring with us a lot of know-how and our goal is to increase the value of the fields we own shares in. After the merger we’ll be the world’s biggest offshore operator and very much of the technology we have developed and tested on the Norwegian Continental Shelf is ideal for the deep-water conditions in Gulf of Mexico,” says Reinertsen.

“Statoil has received a lot of positive feedback from companies we have cooperated with so far, like Chevron,” he adds

Reinertsen went on to explain – “the companies are very impressed with our cooperation and what we have to offer. We are cooperating closely on technology issues with Chevron where solutions have been found which both companies agree will be important for future joint developments in the Gulf.”

To what degree will the merger affect operations in the Gulf?
“We’ll be better positioned regarding deep-water and not least we’ll have more people in the current a very tight workforce market. In the Houston area alone they need additionally 10,000 engineers! Now, we’ll have a strong team with even stronger technical competence. What Hydro has achieved on Troll is for example, is very relevant. Project experience is vital. We must utilize the fact that the Ormen and Snøhvit projects are almost completed. We are financially well positioned with the competence to follow it up. We are now ready to take on new projects preferably as operator.”

“StatoilHydro will contribute to 16 of the 24 deep-water developments in the Gulf. It was Statoil’s goal to produce 100 000 barrels/day by 2012. We will nearly reach that level by 2008 in the North America region. Much of our international growth will come from here and Canada,” says Reinertsen.

“It is a fact that Statoil has been a part of five of the 11 biggest discoveries in the Gulf over the last few years. The discovery of Jack with 200-500 million barrels oil was one of the major discoveries the company was a part of last year. Seven discoveries have been located in the vicinity of Jack including St. Malo and Chinook. Then there’s the Tahiti discovery further north in the Gulf where Statoil has a 25% stake and which is due to go into production as soon as next year”.

Hydro has been actively engaged in license bidding
Hydro ventured in to the Gulf of Mexico in 2001. It opened its Houston offices in May the following year. The Lorien discovery in 2003, which Hydro owns a 30 percent share in was the company’s first exploration success in the Gulf of Mexico. When Hydro acquired the Houston based oil and gas company Spinnaker Exploration Company in December 2005 it gave Hydro an increase in concessions coupled with an extensive seismic database covering most of the Gulf. Hydro has been actively engaged in license bidding and currently holds owner shares in 391 licenses in the Gulf of Mexico.

The Spinnaker acquisition included a number of producing fields as well as fields under development and other discoveries. Hydro’s most important deep-water ownership rights in the Gulf of Mexico are: Front Runner, Lorien, San Jacinto, Q, Spiderman and Thunder Hawk. Q, Spiderman and San Jacinto are sub-sea developments which will be tied to the Independence Hub platform later this year.

Hydro produces oil and gas from a number of smaller fields on the continental shelf of the Gulf of Mexico (in shallow water).

Reinertsen says that the strategy of the new company (StatoilHydro) is obviously not available yet but will be ready by the autumn.

“The deep-water area in the Gulf of Mexico is one of the most attractive and competitive oil and gas regions in the world. The challenges are formidable but we have much to offer and great potential to create growth,” Reinertsen concludes.

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.